July 25, 2006

Mail Stop 4561

Mr. Michael W. Dosland
President, and Chief Executive Officer
First Federal Bankshares, Inc.
329 Pierce Street
Sioux City, IA 51101

Re: First Federal Bankshares, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 13, 2005
File Number: 000-25509

Dear Mr. Dosland:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant